SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

OI S.A.

(Name of subject company (Issuer))

OI S.A.

(Name of Filing Person (Offeror))

Preferred Shares, without par value (including in the form of American Depositary Shares)	N/A
(CUSIP number of Preferred Shares)
(Title of classes of securities)	670851 401
(CUSIP number of Preferred ADSs)

Flavio Nicolay Guimarães

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:

Mark O. Bagnall

White & Case LLP

Southwest Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$121,598,933.98	US$14,129.80

(1)	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). the Transaction Valuation was calculated assuming the conversion of all outstanding preferred shares of Oi, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by the Filing Person and its subsidiaries, and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”). The Transaction Valuation (estimated solely for purposes of computing the filing fee pursuant to Rule 0-11 under the Exchange Act) is calculated as the sum of (1) 42,264,308, the number of Oi Preferred Shares held directly by U.S. residents eligible to be convert into common shares of Oi, no par value (the “Common Shares”), in the offer, multiplied by US$0.80, the average of the high and low prices of the Preferred Shares as reported on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. — Bolsa de Valores Mercadorias e Futuros, or the “BM&FBOVESPA”) on August 27, 2015, converted into U.S. dollars based on an exchange rate of R$3.555=US$1.00, the PTAX selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil) on August 27, 2015, and (2) 112,548,061, the number of outstanding Preferred ADSs eligible to be exchanged for American Depositary Shares, each representing one Common Share (the “Common ADSs”), in the offer, multiplied by US$0.78, the average of the high and low prices of the Preferred ADSs as reported on the New York Stock Exchange on August 27, 2015.

(2)	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory No. 3 for fiscal year 2015, is US$116.20 per US$1 million (prorated for amounts less than US$1 million) of the aggregate Transaction Value. Accordingly, the filing fee is calculated by multiplying the aggregate Transaction Valuation by 0.00011620.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$14,129.80	Filing Party: Oi S.A.
Form of Registration No.: Schedule TO, No. 005-83981	Date Filed: September 2, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1 through Item 11.

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission, or the SEC, on September 2, 2015, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on September 11, 2015, Amendment No. 2 to the Schedule TO filed with the SEC on September 23, 2015, Amendment No. 3 to the Schedule TO filed with the SEC on September 28, 2015, and Amendment No. 4 to the Schedule TO filed with the SEC on October 2, 2015, by Oi S.A., a sociedade anônima organized under the laws of the Federative Republic of Brazil, or Oi (the “Schedule TO”). The Schedule TO relates to the offer by Oi to convert (1) any and all outstanding preferred shares of Oi, no par value (the “Preferred Shares”), other than Preferred Shares owned directly or indirectly by Oi and its subsidiaries, into common shares of Oi, no par value (the “Common Shares”), at a ratio of 0.9211 Common Shares for each Preferred Share, plus cash in lieu of any fractional share, and (2) any and all outstanding American Depositary Shares, each representing one Preferred Share (the “Preferred ADSs”), into American Depositary Shares, each representing one Common Share (the “Common ADSs”), plus cash in lieu of any fractional ADS, upon the terms and subject to the conditions set forth in the Offer to Convert dated September 2, 2015 (included as Exhibit (a)(1)(A) to the Schedule TO), as supplemented by the Supplement to the Offer to Convert (included as Exhibit (a)(1)(E) to the Schedule TO), and in the related Letter of Transmittal (included as Exhibit (a)(1)(B) to the Schedule TO). The information set forth in the Offer to Convert, the Supplement to the Offer to Convert, and the Letter of Transmittal, is incorporated herein by reference with respect to Items 1 through 11 of the Schedule TO.

Item 12 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as described below.

The following exhibit is hereby added to Item 12 of the Schedule TO:

Exhibit No.	Description

(a)(5)(B)	Notice to the market filed by Oi with the Brazilian Securities Commission ( Comissão de Valores Mobiliários ) on October 2, 2015 (English Translation).

Item 13 Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2015

Oi S.A.

By:	/s/ Eurico De Jesus Teles Neto
	Name:	Eurico De Jesus Teles Neto
	Title:	Executive Officer

By:	/s/ Marco Norci Schroeder
	Name:	Marco Norci Schroeder
	Title:	Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)	Notice to the market filed by Oi with the Brazilian Securities Commission ( Comissão de Valores Mobiliários ) on October 2, 2015 (English Translation).